EXHIBIT 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three and Six Month Periods Ended June 30, 2004 and 2003

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
	(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE
Average common shares outstanding	98,623	98,615	98,648	99,073

Net income	$154,524	$143,777	$284,597	$284,887

Basic earnings per share	$1.57	$1.46	$2.88	$2.88

DILUTED EARNINGS PER SHARE
Adjusted weighted average shares outstanding:
Average common shares outstanding	98,623	98,615	98,648	99,073
Common stock equivalents	641	166	585	129

Adjusted weighted average diluted shares outstanding	99,264	98,781	99,233	99,202

Net income	$154,524	$143,777	$284,597	$284,887

Diluted earnings per share	$1.56	$1.46	$2.87	$2.87